Exhibit 99.1

SOLAI Announces Agreement to Acquire 51% Stake in NEURALAND

AKRON, Ohio, June 1, 2026 /PRNewswire/ — SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced that it has entered into a definitive Share Exchange Agreement (the “Agreement”) with AIPICO Global Limited, a British Virgin Islands company (the “Selling Shareholder”), pursuant to which the Company will acquire a 51% equity stake in NEURALAND PTE. LTD. (“NEURALAND”), a Singapore-incorporated company, in exchange for newly issued Class A ordinary shares, par value US$0.00005 per share, of the Company.

Upon completion of the acquisition, it will mark a significant step forward in SOLAI’s transformation from a digital asset mining company into a diversified, AI-first technology platform. SOLAI intends to benefit from NEURALAND’s expertise in AI node hardware design and software-defined systems, complementing the Company’s existing high-performance computing infrastructure and accelerating its roadmap toward building its personal AI ecosystem. Underpinning these capabilities is a team of seasoned engineers and technology veterans with deep roots in blockchain hardware and high-performance computing.

NEURALAND's development team delivers full-stack technical expertise covering consumer AI hardware, semiconductors, embedded systems and blockchain infrastructure. Its hardware capabilities include advanced-process SoC design, custom AI chips, embedded platforms, firmware and system software. Team members have deployed products and solutions in consumer electronics ecosystems served by global brands. On the software and platform side, the team has built deep expertise in AI agent orchestration, large language model integration, multi-model routing, RAG-enabled applications, workflow automation, edge-cloud coordination and privacy-preserving deployment, with extensive experience building security infrastructure for cryptocurrency exchanges. Leading the team is Chief Technology Officer Mr. Tan Shuai, a veteran hardware and software engineer formerly of MicroBT, where he contributed to the development of its first-generation Bitcoin mining hardware and pioneered the migration of blockchain server control systems from FPGA-based architecture to a fully software-defined implementation now deployed across millions of devices worldwide.

Mr. Vincent Law, Chairman of the Board of SOLAI Limited commented, “This partnership with NEURALAND will be a real milestone for us — and one we have been working toward as we continue to build out our personal AI ecosystem. NEURALAND’s software and hardware capabilities align naturally with what we have already built at SOLAI, and together, I believe we can meaningfully advance our vision of bringing autonomous AI into every home. Ultimately, this is about delivering lasting value to our customers and shareholders, and we believe the timing is right, as demand for personal AI computing continues to accelerate.”

Under the terms of the Agreement, the Selling Shareholder will transfer 51% of NEURALAND’s issued and outstanding shares to the Company in exchange for 1,162,025,300 newly issued Class A ordinary shares of the Company (the “Company Exchange Shares”) valued US$0.0079 per share, corresponding to US$0.79 per American Depositary Share (“ADS”) (based on the current ADS ratio of one hundred (100) Class A ordinary shares per ADS), representing a total consideration of approximately US$9.18 million. The per share price for the Company Exchange Shares was determined based on the average of the closing prices of the Company’s American Depositary Shares on the NYSE over the thirty (30) trading days immediately preceding the date of the Agreement. The number of Company Exchange Shares was calculated by dividing the total consideration by the per share price, with any fractional shares rounded down.

The Company Exchange Shares received by the Selling Shareholder will be subject to a lock-up period at least 6 months and not exceeding thirty-six (36) months, during which the Selling Shareholder may not sell, transfer, pledge, or otherwise dispose of any interest in such shares, except with the prior written consent of the Company or as required by applicable law.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Company Exchange Shares, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company Exchange Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and are being issued only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The transaction is expected to close on or about June 2, 2026, following the satisfaction of customary closing conditions.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

About NEURALAND PTE. LTD.

NEURALAND PTE. LTD. is a Singapore-incorporated company specializing in the design and manufacture of personal AI nodes, encompassing both proprietary hardware and software solutions. Founded by a group with deep roots in blockchain hardware and semiconductor innovation. NEURALAND is built on a track record of solving complex, large-scale technical challenges and brings proven large-scale deployment expertise to the emerging personal AI computing market.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com